UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AURICO GOLD INC.

(Name of Subject Company (Issuer))

AURICO GOLD INC.

(Name of Filing Person (Issuer))

3.50% Convertible Senior Notes Due 2016

(Title of Class of Securities)

666416 AB8

(CUSIP Number of Class of Securities)

Matthew J. Howorth

Vice President, General Counsel and Corporate Secretary

AuRico Gold Inc.

110 Yonge Street, Suite 1601

Toronto, Ontario, Canada M5C 1T4

(647) 260-8880

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$171,371,730	$19,640

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.50% Convertible Senior Notes Due 2016 (the “Notes”), as described herein, is approximately $1,008.069 per $1,000 principal amount at maturity outstanding. As of November 23, 2011, there was $170,000,000 in aggregate principal amount at maturity of Notes outstanding, resulting in an aggregate maximum purchase price of $171,371,730.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO”), originally filed with the Securities and Exchange Commission on November 23, 2011 by AuRico Gold Inc., a corporation organized under the laws of Ontario (the “Company”). The Schedule TO was filed by the Company with respect to the right of each holder of the Company’s 3.50% Convertible Senior Notes due 2016 (the “Notes”) to require the Company to purchase, and the obligation of the Company to purchase, each $1,000 principal amount of the Notes plus accrued and unpaid interest to, but excluding, December 23, 2011 ( the “Fundamental Change Repurchase Date”), pursuant to the terms and conditions of the indenture, dated as of October 5, 2010, among Northgate Minerals Corporation (“Northgate”), the Bank of New York Mellon, as trustee (the “Trustee”), and BNY Trust Company of Canada, as co-trustee (the “Co-Trustee”), the first supplemental indenture, dated as of October, 5, 2010, among Northgate, the Trustee and the Co-Trustee, the second supplemental indenture, dated as of October 26, 2011, among Northgate, the Company, the Trustee and the Co-Trustee and the Fundamental Change Notice and Offer to Purchase, dated November 23, 2011 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), copies of which were filed as exhibits to the Schedule TO.

The Schedule TO was, and this Amendment No. 1 is being, filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

The information set forth in the Schedule TO, including the Offer to Purchase, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended to add the following:

The cash tender offer, which commenced on November 23, 2011, expired at 5:00 p.m., New York City time, on December 21, 2011 (the “Exercise Expiration Date”). The Company has been advised by the Bank of New York Mellon (the “Paying Agent”) that $3,000,000 in aggregate principal amount of the Notes was tendered and none of the Notes were converted into common shares of the Company. Following the Fundamental Change Repurchase Date, $167,000,000 in aggregate principal amount of the Notes remains outstanding.

The Company promptly deposited with the Paying Agent, prior to 1:00 p.m., New York City time, on the Fundamental Change Repurchase Date, an amount of cash sufficient to pay for the surrendered Notes validly tendered and not validly withdrawn prior to the Exercise Expiration Date, and the Paying Agent promptly distributed the payment to its participants in accordance with the procedures as outlined in the Offer to Purchase after the later of the Fundamental Change Repurchase Date and the book-entry transfer of the applicable Notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURICO GOLD INC.

By:	/s/ MATTHEW J. HOWORTH
Name: Title:	Matthew J. Howorth Vice President, General Counsel and Corporate Secretary
Dated: January 5, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Fundamental Change Notice and Offer to Purchase to Holders of 3.50% Convertible Senior Notes Due 2016, dated November 23, 2011.*

(a)(1)(B)	Notice of Fundamental Change, dated November 23, 2011.*

(a)(1)(C)	Press Release, dated November 23, 2011.*

(a)(1)(D)	Letter of Transmittal, dated November 23, 2011.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Indenture, dated as of October 5, 2010, among Northgate Minerals Corporation, the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee.*

(d)(2)	First Supplemental Indenture, dated as of October 5, 2010, among Northgate Minerals Corporation, the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee.*

(d)(3)	Second Supplemental Indenture, dated as of October 26, 2011, among Northgate Minerals Corporation, AuRico Gold Inc., the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee.*

(d)(4)	Arrangement Agreement, dated as of August 28, 2011, between AuRico Gold Inc. and Northgate Minerals Corporation.*

(d)(5)	Amending Agreement, dated September 9, 2011, between AuRico Gold Inc. and Northgate Minerals Corporation.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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